                                                           Exhibit (a)
                                                           -----------

Davidson Diversified Real Estate III, L.P.
August 27, 1998


Dear Limited Partner:

               Enclosed is the Schedule 14D-9 which was filed by Davidson Diversified Real Estate III, L.P. (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase units of limited partnership interest ("Units") in the Partnership.

               The Partnership's managing general partner is Davidson Diversified Properties, Inc. (the "Managing General Partner"), which is an affiliate of the Bidders. Due to the affiliation between the Managing General Partner of the Partnership and the Bidders, the Managing General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

               AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE MANAGING GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

               Limited Partners are advised to carefully read the enclosed
Schedule 14D-9.


                   Davidson Diversified Real Estate III, L.P.